UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 23, 2008

KONINKLIJKE KPN N.V.

Maanplein 55
2516 CK The Hague
The Netherlands
(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN acquires retail chain SMS Michel, dated January 23, 2008.

Press release

KPN acquires retail chain SMS Michel	Date 23 January 2008 Number 002pe

KPN is acquiring the retail chain SMS Michel Communication GmbH in Maintal, Germany with effect from 1 January 2008, for its German subsidiary E-Plus. With the acquisition of the approximately 200 SMS shops, E-Plus increases its retail footprint in prime city locations, thereby strengthening its position on the German mobile telecoms market in the long term.

In the medium term, E-Plus will use around half of the shops as E-Plus shops. The remaining branches will continue to operate independently under the name “SMS – Smart Mobile Services”, offering a broad selection of devices and services to do with mobile telecoms.

SMS Michel’s existing partnerships with network operators and end device manufacturers will also remain unaltered by the takeover and are to be intensified further.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: January 25, 2008	By:	/s/ MICHEL HOEKSTRA
Michel Hoekstra Legal Counsel